Exhibit 99.1

News release via Canada NewsWire, Toronto 416-863-9350

    Attention Business Editors:
    Rogers Communications Announces Forthcoming Executive Changes

    Alan Horn to Become Vice Chairman of Rogers Communications and also
    President and CEO of Rogers Telecommunications Limited;

    Bill Linton to Become Chief Financial Officer of Rogers Communications,
    Effective April 25, 2006

    TORONTO, Dec. 14 /CNW/ - The Board of Directors of Rogers Communications
Inc. ("Rogers") today announced that coincident with its April 25, 2006 annual shareholder meeting, Alan Horn will become a Vice Chairman of the Rogers board and that William ("Bill") Linton will become Rogers' Vice President Finance and Chief Financial Officer. The Rogers Board of Directors also intends to nominate Mr. Horn to become a director of the Rogers board following the appointment of Mr. Linton as Chief Financial Officer. Mr. Horn, who has served as Chief Financial Officer of Rogers since 1996, will also become President and Chief Executive Officer of Rogers Telecommunications Limited, the holding company of the Rogers family's private investments.
    "For almost ten years, Alan Horn has provided sound leadership of the finance and accounting functions at Rogers and he has been a key and well respected member of our management team," said Ted Rogers, President and CEO of Rogers Communications. "While it is with mixed emotions that I support Alan in this decision, I am particularly pleased to have him join the Rogers board.
At the same time, Rogers is fortunate to have a seasoned executive of Bill's experience and calibre with a deep knowledge of our company step into the CFO position."
    Mr. Linton, a Chartered Accountant, currently serves as Executive Vice
President of Rogers, prior to which he was President and Chief Executive
Officer of Call-Net Enterprises, which was acquired by Rogers in July 2005.
From 1978 to 1994, Mr. Linton served in a variety of increasingly responsible senior level finance positions with Rogers, including serving as Chief
Financial Officer of both Rogers Cable and Rogers Wireless. Mr. Linton has also served in senior leadership positions at SHL Systemhouse and Prior Data
Sciences.

    Cautionary Statement Regarding Forward Looking Information: This news release includes certain forward looking statements within the meaning of the
Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties. We caution that actual future events will be affected by a number of factors, many of which are beyond our control, and therefore may vary substantially from what we currently foresee. We are under no obligation to (and expressly disclaim any such obligation to) update or alter any forward looking statements whether as a result of new information, future events or otherwise. Important additional information identifying risks and uncertainties is contained in our most recent Annual Reports and Quarterly
Reports and Annual Information Forms filed with the applicable Canadian securities regulatory authorities and the U.S. Securities and Exchange
Commission.

    About the Company: Rogers Communications (TSX: RCI; NYSE: RG) is a
diversified Canadian communications and media company engaged in three primary lines of business. Rogers Wireless is Canada's largest wireless voice and data communications services provider and the country's only carrier operating on the world standard GSM/GPRS/EDGE technology platform; Rogers Cable is Canada's largest cable television provider offering cable television, high-speed
Internet access, voice over cable telephony services and video retailing; and
Rogers Media is Canada's premier collection of category leading media assets with businesses in radio, television broadcasting, television shopping, publishing and sports entertainment. Rogers Telecom is a national provider of telephony, data networking, and broadband Internet connectivity, to small, medium and large businesses across the country. For further information about the Rogers group of companies, please visit www.rogers.com.

    %SEDAR: 00003765EF          %CIK: 0000733099

    /For further information: Media Contact: Jan Innes, (416) 935-3525,
jan.innes(at)rci.rogers.com; Investor Contacts: Bruce M. Mann, (416) 935-3532,
bruce.mann(at)rci.rogers.com; or Eric A. Wright, (416) 935-3550,
eric.wright(at)rci.rogers.com;
Archived images on this organization are searchable through CNW Photo Archive website at http://photos.newswire.ca. Images are free to accredited members of the media./
    (RCI.MV.A. RCI.NV.B. RG)

CO:  Rogers Communications Inc.

CNW 12:02e 16-DEC-05